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SEC FILE NUMBER
01-33306

CUSIP NUMBER
68375V105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
OPNEXT, INC.

Full Name of Registrant
Not Applicable

Former Name if Applicable
1 Christopher Way

Address of Principal Executive Office (Street and Number)
Eatontown, New Jersey 07724

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended December 31, 2007 (the “Subject Report”) within the prescribed time period. As previously reported by the registrant on its Current Report on Form 8-K for an event dated February 13, 2008, in the course of preparing the registrant’s financial statements for the quarter ended December 31, 2007, the registrant determined that errors occurred in the valuation of inventory consigned to one of its contract manufacturers and that, as a result, the registrant’s inventory and trade payables balances and the reported amounts of cost of goods sold and other income expense, net, were not properly reported for each of the fiscal years ended March 31, 2006 and March 31, 2007, and for certain quarterly periods in each of those years. (See the registrant’s Current Report on Form 8-K dated February 13, 2008 for further details regarding these errors).

The registrant expects to file an amendment to its Annual Report on Form 10-K for the fiscal year ended March 31, 2007 to restate the previously issued audited financial statements for the fiscal years ended March 31, 2007 and March 31, 2006. The registrant also expects to file amendments to its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2007 and September 30, 2007 to restate the previously issued comparative financial statements for the quarters ended June 30, 2006 and September 30, 2006, respectively.

The registrant was unable to complete the restatement as of the due date for the Subject Report and, accordingly, the registrant was unable to file the Subject Report without unreasonable effort and expense. The registrant intends to file the Subject Report as soon as the restatement is completed.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Robert J. Nobile	(732)	544-3400
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant’s net income was overstated by approximately $0.7 million for the three-month period ended December, 31 2006, and was overstated by approximately $1.1 million for the nine-month period ended December 31, 2006.

OPNEXT, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 14, 2008	By	/s/ Robert J. Nobile

Robert J. Nobile
Chief Financial Officer and Senior Vice President, Finance